UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(AMENDMENT NO. 3)

Under the Securities Exchange Act of 1934

Equidyne Corporation

(Name of Issuer)

Common Stock, Par Value $0.10 Per Share

(Title of Class of Securities)

29442R105

(CUSIP Number)

Thomas Stewens
Member of the Board
Concord Effekten AG
Grosse Gallusstrasse 9, 60311 Frankfurt, Germany
Telephone (0049) 69 50951-0

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 19, 2003

(Date of Event Which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [   ].

CUSIP NO 29442R105	13D	PAGE 2	OF	4 PAGES

1	NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

Concord Effekten AG

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)

(b)

3	SEC USE ONLY

4	SOURCE OF FUNDS

00

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Germany

	7	SOLE VOTING POWER
NUMBER OF		0

SHARES	8	SHARED VOTING POWER
		0
BENEFICIALLY

OWNED BY EACH	9	SOLE DISPOSITIVE POWER
		1,304,133
REPORTING

PERSON	10	SHARED DISPOSITIVE POWER
		0
WITH

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,304,133

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.7%

14	TYPE OF REPORTING PERSON

CO

Page 3 of 4 Pages

AMENDMENT NO. 3 TO SCHEDULE 13D

This is Amendment No. 3 to the Schedule 13D filed by Concord Effekten AG, a German company ("Concord"), with respect to the common stock, par value $0.10 per share (the "Common Stock"), of Equidyne Corporation, a Delaware corporation (the "Company"), which was originally filed on May 23, 2002.

ITEM 1.     SECURITY AND ISSUER.

No material change.

ITEM 2.     IDENTITY AND BACKGROUND.

No material change.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

No material change.

ITEM 4.     PURPOSE OF TRANSACTION.

Item 4 of the Original 13D/A is hereby amended by adding the following: On June 25, 2003, MFC filed a preliminary proxy statement on Schedule 14A with the Securities and Exchange Commission relating to a proxy solicitation it is conducting in order to propose a change in the present board of directors of the Corporation. MFC has proposed an alternate slate of directors to that being proposed by management of the Corporation for election at its upcoming meeting of stockholders currently scheduled to be held on September 9, 2003.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER.

No material change.

ITEM 6.     CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

No material change.

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS.

No material change.

Page 4 of 4 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Concord Effekten AG

By: /s/ Thomas Stewens
(Signature)

Thomas Stewens, Member of the Board
(Name and Title)

By: /s/ Matthias Gutsche
(Signature)

Matthias Gutsche, Head of Legal and Compliance
(Name and Title)

August 19, 2003
(Date)